SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 & 24 November 2006

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ JOHN PRIESTLEY
Company Secretary
(Signature)*

Date 24 November 2006

*                    Print the name and title of the signing officer under his signature.

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Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 21 November 2006

ANZ gains regulatory approval for talks with
Malaysia’s AMMB Holdings Berhad

ANZ this evening announced it had received approval from Malaysia’s central bank, Bank Negara Malaysia, to undertake talks with Malaysia’s fifth largest financial services group, AMMB Holdings Berhad (AMMB) and its principal shareholder, regarding the potential for a strategic partnership supported by a minority investment by ANZ.

ANZ Senior Managing Director Dr. Bob Edgar said: “AMMB is one of Malaysia’s largest financial institutions with strong growth potential, particularly in retail and small business banking.

“ANZ’s interest in developing strategic partnerships by contributing banking expertise to assist partners accelerate growth over the long term, means it makes sense to explore the potential for an alliance with AMMB.

“While discussions are ongoing, the partnership would involve ANZ taking a significant minority stake in AMMB. ANZ would also contribute expertise in technology, risk management and retail banking and small business banking to assist AMMB to reach its growth potential,” Dr Edgar said.

AMMB has total assets of US$19.9 billion*, 173 branches and approximately 3.5 million retail customers. It currently has leading positions in consumer finance, credit cards and investment banking. AMMB has recently increased its focus on retail and small to medium business customers.

Under Malaysia’s Banking and Financial Institutions Act, approval from Bank Negara Malaysia is required for any discussions concerning a potential investment.

No commitment regarding the outcome of discussions can be made at this stage.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: +61-3-9273 6955 or +61-409-655 550	Tel: +61-3-9273 4185 or +61-417-379 170
email: paul.edwards@anz.com	Email: higgins@anz.com

*                    As at 31 March 2006.

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release:  24 November 2006

ANZ update on discussions with Malaysia’s AMMB

ANZ today advised that its negotiations with AMMB Holdings Berhad (AMMB) and its principal shareholder AmcorpGroup Berhad (AmCorp), on the terms of a strategic partnership which would ultimately see ANZ acquire a 20% to 25% stake in AMMB, were proceeding satisfactorily.

Last night, ANZ and AMMB signed a conditional Heads of Agreement which would see ANZ acquire a holding of 13.5% in AMMB for RM1,075 million (A$383 million), subject to ANZ successfully completing exclusive negotiations with AmCorp to acquire a further stake in AMMB.

The successful completion of negotiations with AmCorp would see ANZ’s total shareholding in AMMB rise in due course to between 20% and 25%.

The conditional Heads of Agreement between ANZ and AMMB envisages that:

         ANZ would subscribe for converting AMMB preference shares at a cost of A$178 million.

         ANZ would subscribe for an exchangeable bond issued by AMMB’s wholly owned subsidiary, AmBank (M) Berhad (AmBank) at a cost of A$205 million.

         ANZ would have Board representation and management involvement.

         ANZ and AMMB would enter into a Technical Services Agreement to support areas such as AMMB’s major strategic programs and the training and development of staff.

Further information on the financial structure contained in the Heads of Agreement is included in the notes to this update.

ANZ Senior Managing Director Dr Bob Edgar said: “The proposed partnership with AMMB would be a significant step in ANZ’s Asian growth strategy.  We have made satisfactory progress toward completing a strategic alliance since receiving approval for talks from Bank Negara Malaysia on Tuesday and we expect that we will complete our discussions in the next two weeks.”

ANZ expects to be able to make an announcement on the outcome of negotiations with AmCorp by early December.  Finalisation of the partnership would also be subject to due diligence, execution of transaction documentation and regulatory and AMMB shareholder approvals.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Corporate Communications	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: +61-417-379 170
email: paul.edwards@anz.com	Email: higgins@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

Additional Information on the ANZ-AMMB Heads of Agreement

The investment structure and mechanism contained in the Heads of Agreement between ANZ and AMMB is as follows:

•                      An investment by ANZ of RM500 million (A$178 million) to subscribe to approximately 164 million new converting AMMB preference shares issued at RM3.05 per share — equivalent to 6.3% of AMMB’s share capital on a fully diluted basis.  ANZ has the option to convert the preference shares at any time up to five years post issuance, at which point mandatory conversion would take place.

•                      An investment by ANZ of RM575 million (A$205 million) in an exchangeable bond issued by AmBank.  The bond would be exchangeable for shares in its parent, AMMB, at RM3.05 per share — equivalent to 7.2% of AMMB’s share capital on a fully diluted basis.  ANZ would have the option to exchange the bond into approximately 189 million ordinary AMMB shares at any time up to 10 years post issuance.  If ANZ did not elect to exchange the bond within 10 years, it would be redeemed.

Ends

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